NSON
REEK
RESOURCES LTD.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

SUPPL

FILE No.
82-3874


06011669


SEC MAIL PROCESSING
RECEIVED
MAR 13 2006
WASH, D.C.
190
SECTION

March 3, 2006

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated March 3, 2006

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.



BARBARA O'NEILL

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606


RECEIVED
MAR 13 2006
SEC MAIL PROCESSING SECTION
WASHINGTON D.C.

NEWS RELEASE

MARCH 3, 2006

News Release: **06-03**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Gillman / Silver Dollar Property Acquired

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the acquisition of the Gillman / Silver Dollar property located 45 kilometers southeast of Revelstoke, British Columbia, situated 1.2 kilometers south of Manson Creek's Meridian gold – silver project.

The property consists of contiguous mineral tenures totaling 1,179 hectares; the claim group envelopes 7.4 kilometers of the mineralized Camborne fault structure that hosts the majority of the mineral occurrences in the district. This new claim group, along with the adjacent Meridian property, gives Manson Creek exposure to over 1,800 ha of very favourable stratigraphy in the prolific Beaton-Camborne Camp. The Beaton-Camborne camp hosts 86 mineral deposits of which 18 are past producers having a reported combined production of more than 60 million grams of silver and significant amounts of gold, lead, and zinc.

Manson Creek is excited by the opportunity to evaluate this substantial contiguous area of mineralization that has had such significant economic activity. The claim group has a number of noteworthy mineralized occurrences including the Gillman and the Silver Dollar.

The Gillman has seen limited work historically owing to the high sulphide content of its ore that was difficult to mill when the region was active in the early part of the last century. The mineralization is associated with the metasedimentary rocks of the Lardeau Group and is contained in northwest striking quartz vein(s) up to 2 meters wide. In 1933, a bulk sample of 1 tonne returned grades of 62 grams/tonne (g/t) silver, 62 g /t gold, 2.3% zinc, and 2.2% lead.

The Silver Dollar mineralization is also associated with the metasedimentary rocks of the Lardeau Group. The mineralized vein has a strike length of approximately 430 meters and contains galena, pyrite, sphalerite, arsenopyrite, pyrrhotite, and tetrahedrite. In 1947, a bulk sample of 6 tonnes returned grades of 1,643.3 g/t silver, 22.97% lead, and 16.82% zinc. A drill hole in 1984 returned 2.1 meters at 229 g/t silver, 1 g/t gold, 10.95% zinc, 4.04% lead, and 0.29% copper (Source BC government MINFILE).

The prospect is road accessible and power is located nearby.

Manson Creek may acquire a 100% interest in the Gillman / Silver Dollar property, over a four-year option period, through staged cash payments totaling $95,000 and the issuance of 475,000 common shares of the Company. The property vendor will retain a 2.0% NSR (Net Smelter Royalty), of which 1.5% is purchasable at Manson Creek's election for $1,500,000.

This transaction is subject to all regulatory and exchange approvals.

"Regan Chernish"
Regan Chernish, P. Geol.
President and Director



455000 mE
456000 mE
457000 mE
458000 mE
459000 mE
460000 mE
461000 mE
462000 mE
463000 mE
5630000 mN
5629000 mN
5628000 mN
5627000 mN
5626000 mN
5625000 mN
5624000 mN
5623000 mN
5622000 mN
5621000 mN
5620000 mN
5619000 mN
5618000 mN
MERIDIAN CLAIM BLOCK
Regional Fault
Fault
Fault
GILLMAN / SILVER DOLLAR CLAIMS
Historic Producer / Workings
SILVER DOLLAR – 6 TONNES
1,643.3 g/t Ag, 22.97% Pb, 16.82% Zn
(9,860 g Ag, 1,378 kg Pb, 1,009 kg Zn)
GILLMAN – 1 tonne
62 g/t Au, 62 g/t Ag, 2.3% Zn, 2.2% Pb
(62 g Ag, 62 g Au, 23 kg Zn, 22 kg Pb)
Mineralized Fault Structure

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE — MARCH 3, 2006

News Release: **06-03** — Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Gillman / Silver Dollar Property Acquired

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the acquisition of the Gillman / Silver Dollar property located 45 kilometers southeast of Revelstoke, British Columbia, situated 1.2 kilometers south of Manson Creek's Meridian gold – silver project.

The property consists of contiguous mineral tenures totaling 1,179 hectares; the claim group envelopes 7.4 kilometers of the mineralized Camborne fault structure that hosts the majority of the mineral occurrences in the district. This new claim group, along with the adjacent Meridian property, gives Manson Creek exposure to over 1,800 ha of very favourable stratigraphy in the prolific Beaton-Camborne Camp. The Beaton-Camborne camp hosts 86 mineral deposits of which 18 are past producers having a reported combined production of more than 60 million grams of silver and significant amounts of gold, lead, and zinc.

Manson Creek is excited by the opportunity to evaluate this substantial contiguous area of mineralization that has had such significant economic activity. The claim group has a number of noteworthy mineralized occurrences including the Gillman and the Silver Dollar.

The Gillman has seen limited work historically owing to the high sulphide content of its ore that was difficult to mill when the region was active in the early part of the last century. The mineralization is associated with the metasedimentary rocks of the Lardeau Group and is contained in northwest striking quartz vein(s) up to 2 meters wide. In 1933, a bulk sample of 1 tonne returned grades of 62 grams/tonne (g/t) silver, 62 g /t gold, 2.3% zinc, and 2.2% lead.

The Silver Dollar mineralization is also associated with the metasedimentary rocks of the Lardeau Group. The mineralized vein has a strike length of approximately 430 meters and contains galena, pyrite, sphalerite, arsenopyrite, pyrrhotite, and tetrahedrite. In 1947, a bulk sample of 6 tonnes returned grades of 1,643.3 g/t silver, 22.97% lead, and 16.82% zinc. A drill hole in 1984 returned 2.1 meters at 229 g/t silver, 1 g/t gold, 10.95% zinc, 4.04% lead, and 0.29% copper (Source BC government MINFILE).

The prospect is road accessible and power is located nearby.

Manson Creek may acquire a 100% interest in the Gillman / Silver Dollar property, over a four-year option period, through staged cash payments totaling $95,000 and the issuance of 475,000 common shares of the Company. The property vendor will retain a 2.0% NSR (Net Smelter Royalty), of which 1.5% is purchasable at Manson Creek's election for $1,500,000.

This transaction is subject to all regulatory and exchange approvals.

"Regan Chernish"
Regan Chernish, P. Geol.
President and Director



455000 mE
456000 mE
457000 mE
458000 mE
459000 mE
460000 mE
461000 mE
462000 mE
463000 mE
5630000 mN
5629000 mN
5628000 mN
5627000 mN
5626000 mN
5625000 mN
5624000 mN
5623000 mN
5622000 mN
5621000 mN
5620000 mN
5619000 mN
5618000 mN
MERIDIAN CLAIM BLOCK
Fault
Regional Fault
Fault
GILLMAN / SILVER DOLLAR CLAIMS
Historic Producer / Workings
SILVER DOLLAR – 6 TONNES
1,643.3 g/t Ag, 22.97% Pb, 16.82% Zn
(9,860 g Ag, 1,378 kg Pb, 1,009 kg Zn)
GILLMAN – 1 tonne
62 g/t Au, 62 g/t Ag, 2.3% Zn, 2.2% Pb
(62 g Ag, 62 g Au, 23 kg Zn, 22 kg Pb)
Mineralized Fault Structure

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **MARCH 3, 2006**

News Release: **06-03** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Gillman / Silver Dollar Property Acquired

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the acquisition of the Gillman / Silver Dollar property located 45 kilometers southeast of Revelstoke, British Columbia, situated 1.2 kilometers south of Manson Creek's Meridian gold – silver project.

The property consists of contiguous mineral tenures totaling 1,179 hectares; the claim group envelopes 7.4 kilometers of the mineralized Camborne fault structure that hosts the majority of the mineral occurrences in the district. This new claim group, along with the adjacent Meridian property, gives Manson Creek exposure to over 1,800 ha of very favourable stratigraphy in the prolific Beaton-Camborne Camp. The Beaton-Camborne camp hosts 86 mineral deposits of which 18 are past producers having a reported combined production of more than 60 million grams of silver and significant amounts of gold, lead, and zinc.

Manson Creek is excited by the opportunity to evaluate this substantial contiguous area of mineralization that has had such significant economic activity. The claim group has a number of noteworthy mineralized occurrences including the Gillman and the Silver Dollar.

The Gillman has seen limited work historically owing to the high sulphide content of its ore that was difficult to mill when the region was active in the early part of the last century. The mineralization is associated with the metasedimentary rocks of the Lardeau Group and is contained in northwest striking quartz vein(s) up to 2 meters wide. In 1933, a bulk sample of 1 tonne returned grades of 62 grams/tonne (g/t) silver, 62 g /t gold, 2.3% zinc, and 2.2% lead.

The Silver Dollar mineralization is also associated with the metasedimentary rocks of the Lardeau Group. The mineralized vein has a strike length of approximately 430 meters and contains galena, pyrite, sphalerite, arsenopyrite, pyrrhotite, and tetrahedrite. In 1947, a bulk sample of 6 tonnes returned grades of 1,643.3 g/t silver, 22.97% lead, and 16.82% zinc. A drill hole in 1984 returned 2.1 meters at 229 g/t silver, 1 g/t gold, 10.95% zinc, 4.04% lead, and 0.29% copper (Source BC government MINFILE).

The prospect is road accessible and power is located nearby.

Manson Creek may acquire a 100% interest in the Gillman / Silver Dollar property, over a four-year option period, through staged cash payments totaling $95,000 and the issuance of 475,000 common shares of the Company. The property vendor will retain a 2.0% NSR (Net Smelter Royalty), of which 1.5% is purchasable at Manson Creek's election for $1,500,000.

This transaction is subject to all regulatory and exchange approvals.

"Regan Chernish"
Regan Chernish, P. Geol.
President and Director



455000 mE
456000 mE
457000 mE
458000 mE
459000 mE
460000 mE
461000 mE
462000 mE
463000 mE
5630000 mN
5629000 mN
5628000 mN
5627000 mN
5626000 mN
5625000 mN
5624000 mN
5623000 mN
5622000 mN
5621000 mN
5620000 mN
5619000 mN
5618000 mN
MERIDIAN CLAIM BLOCK
Regional Fault
Fault
Fault
GILLMAN / SILVER DOLLAR CLAIMS
Historic Producer / Workings
SILVER DOLLAR – 6 TONNES
1,643.3 g/t Ag, 22.97% Pb, 16.82% Zn
(9,860 g Ag, 1,378 kg Pb, 1,009 kg Zn)
GILLMAN – 1 tonne
62 g/t Au, 62 g/t Ag, 2.3% Zn, 2.2% Pb
(62 g Ag, 62 g Au, 23 kg Zn, 22 kg Pb)
Mineralized Fault Structure